Mail Stop 4561

September 29, 2009

Wayne Lee
Chief Financial Officer
Travelzoo, Inc.
590 Madison Avenue, 37th Floor
New York, NY 10022

      Re: **Travelzoo, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             File No. 000-50171

Dear Mr. Lee:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Patrick Gilmore
                Accounting Branch Chief